UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.
(Translation of registrant's name into English)

102 East 1st Avenue
Vancouver, British Columbia, V5T 1A4, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Section 1 –	Registrant’s Business and Operations

Item 1.01	Entry Into a Material Definitive Agreement.

On September 30, 2021, Electrameccanica Vehicles Corp. (the “Company”) entered into a sales agreement (the “Sales Agreement”) with Stifel, Nicolaus & Company, Incorporated and Roth Capital Partners, LLC (each an “Agent”) under which the Company may, from time to time, sell common shares of the Company, no par value per share (the “Shares”), having an aggregate offering price of up to $200,000,000 through the Agents.

Sales of Shares, if any, may be made by the Agent designated by the Company in a placement notice (a “Designated Agent”) by any method permitted by law deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on or through the Nasdaq Capital Market (“Nasdaq”), the existing trading market for the Shares, or on any other existing trading market for the Shares, and, if expressly authorized by the Company, in negotiated transactions. The Designated Agent will not be permitted to purchase Shares for its own account as principal unless expressly authorized by the Company to do so in a placement notice. Subject to the terms and conditions of the Sales Agreement, the Agents will use commercially reasonable efforts, consistent with its normal trading and sales practices, to sell the Shares from time to time, based upon the Company’s instructions, subject to applicable state and federal laws, rules and regulations, and the rules of Nasdaq.

The Company is not obligated to, and the Company cannot provide any assurances that it will, make any sales of the Shares under the Sales Agreement. The Sales Agreement will terminate upon the earlier of (i) sale of all the Shares through the Agents on the terms and subject to the conditions set forth in the Sales Agreement, or (ii) the termination of the Sales Agreement as permitted therein. The Sales Agreement may be terminated by the Agents or the Company at any time upon ten days’ notice to the other party, or by the Agents at any time in certain circumstances, including the occurrence of a material adverse change in the Company.

The Company will pay the Designated Agent a commission of 2.7% of the gross proceeds from the sale of Shares, and has agreed to provide the Agents with customary indemnification and contribution rights. Pursuant to the Sales Agreement, the Company agreed to reimburse the Agents for certain specified expenses, including the fees and disbursements of its legal counsel, in an amount not to exceed $25,000.

The description of the Sales Agreement does not purport to be complete and is qualified in its entirety by the Sales Agreement which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

The opinion of the Company’s counsel regarding the validity of the Shares that will be issued pursuant to the Sales Agreement is also filed herewith as Exhibit 5.1.

The Shares will be issued pursuant to: the Company’s Registration Statement on Form F-3 (File No. 333-257292) (the “Registration Statement”), previously filed, which was declared effective by the Securities and Exchange Commission (the “SEC”) on June 30, 2021; the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated September 30, 2021 filed by the Company with the SEC. This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

***

The Company cautions you that statements included in this report that are not a description of historical facts are forward-looking statements. These forward-looking statements include statements regarding the ability to sell Shares and raise additional funds pursuant to the Sales Agreement. The inclusion of forward-looking statements should not be regarded as a representation by the Company that any of these results will be achieved. Actual results may differ from those set forth in this report due to the risks and uncertainties associated with market conditions and the satisfaction of pre-sale conditions under the Sales Agreement, as well as risks and uncertainties inherent in the Company’s business, including those described in the Company’s periodic filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement. This cautionary statement is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

INCORPORATION BY REFERENCE

Exhibits 5.1, 10.1 and 23.1 to this Report of Foreign Private Issuer on Form 6-K is incorporated by reference into: (i) our registration statement on Form F-3 (333-229562), originally filed on February 8, 2019, and the prospectus thereto filed on March 1, 2019; (ii) our registration statement on Form S-8 (333-249321), originally filed on October 5, 2020; and (iii) our registration statement on Form F-3 (333-257292), originally filed on June 22, 2021, and the prospectus thereto filed on June 30, 2021, as amended and supplemented.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

5.1	Opinion of McMillan LLP.

10.1	Sales Agreement, dated September 30, 2021, by and between Electrameccanica Vehicles Corp., Stifel, Nicolaus & Company, Incorporated and Roth Capital Partners, LLC.

23.1	Consent of McMillan LLP (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 30, 2021.	ELECTRAMECCANICA VEHICLES CORP.

	By:	/s/ Baljinder K. Bhullar
	Name:	Baljinder K. Bhullar
	Title:	Chief Financial Officer and director